UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended March 31, 2017.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2017.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2017

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2017 (our “2017 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2016 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

Three Months Ended March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2017		2016 (1)
Revenues:
Lease rental income		$107,617		$122,348
Management fees		3,222		3,344
Trading container sales proceeds		1,800		1,902
Gains on sale of containers, net		4,048		1,026
Total revenues		116,687		128,620
Operating expenses:
Direct container expense		19,659		14,629
Cost of trading containers sold		1,289		2,644
Depreciation expense		60,608		52,611
Container impairment		3,811		17,292
Amortization expense		948		1,374
General and administrative expense		7,345		7,166
Short-term incentive compensation expense		1,360		773
Long-term incentive compensation expense		1,376		1,608
Bad debt expense		252		1,149
Total operating expenses		96,648		99,246
Income from operations		20,039		29,374
Other (expense) income:
Interest expense		(28,913)		(19,965)
Interest income		128		76
Realized losses on interest rate swaps, collars and caps, net		(1,162)		(2,353)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		2,294		(11,177)
Other, net		(14)		(8)
Net other expense		(27,667)		(33,427)
Loss before income tax and noncontrolling interests		(7,628)		(4,053)
Income tax expense, net		(447)		(20)
Net loss		(8,075)		(4,073)
Less: Net loss attributable to the noncontrolling interests	1,101		336
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(6,974)		$(3,737)
Net loss attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.12)		$(0.07)
Diluted	$(0.12)		$(0.07)
Weighted average shares outstanding (in thousands):
Basic	56,790		56,570
Diluted	56,790		56,570
Other comprehensive loss:
Foreign currency translation adjustments		32		(113)
Comprehensive loss		(8,043)		(4,186)
Comprehensive loss attributable to the noncontrolling interests		1,101		336
Comprehensive loss attributable to Textainer Group Holdings Limited common shareholders		$(6,942)		$(3,850)

(1)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2017 and December 31, 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Assets
Current assets:
Cash and cash equivalents	$94,018	$84,045
Accounts receivable, net of allowance for doubtful accounts of $31,875 and $31,844 at 2017 and 2016, respectively	69,896	76,547
Net investment in direct financing and sales-type leases	61,629	64,951
Trading containers	3,673	4,363
Containers held for sale	32,689	25,513
Prepaid expenses and other current assets	14,124	13,584
Insurance receivable	63,001	44,785
Due from affiliates, net	1,064	869
Total current assets	340,094	314,657
Restricted cash	68,835	58,078
Containers, net of accumulated depreciation of $1,035,770 and $990,784 at 2017 and 2016, respectively	3,617,954	3,717,542
Net investment in direct financing and sales-type leases	161,411	172,283
Fixed assets, net of accumulated depreciation of $10,309 and $10,136 at 2017 and 2016, respectively	1,814	1,993
Intangible assets, net of accumulated amortization of $41,710 and $40,762 at 2017 and 2016, respectively	14,249	15,197
Interest rate swaps, collars and caps	6,283	4,816
Deferred taxes	1,385	1,385
Other assets	7,517	8,075
Total assets	$4,219,542	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$11,686	$12,060
Accrued expenses	15,803	9,721
Container contracts payable	4,660	11,990
Other liabilities	257	265
Due to owners, net	14,297	18,132
Credit facility	30,078	31,822
Secured debt facility	86,413	83,518
Term loan	30,407	30,771
Bonds payable	30,317	58,970
Total current liabilities	223,918	257,249
Credit facilities	1,059,396	1,085,196
Secured debt facilities	997,357	1,008,607
Term loan	353,222	363,961
Bonds payable	389,412	375,452
Interest rate swaps, collars and caps	377	1,204
Income tax payable	8,663	9,076
Deferred taxes	6,657	6,237
Other liabilities	2,200	2,259
Total liabilities	3,041,202	3,109,241
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,424,309 shares issued and 56,794,309 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	575	575
Additional paid-in capital	392,377	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(484)	(516)
Retained earnings	737,263	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,120,582	1,125,926
Noncontrolling interests	57,758	58,859
Total equity	1,178,340	1,184,785
Total liabilities and equity	$4,219,542	$4,294,026

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of the gains on sale of containers, net and to properly account for lease concessions (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Cash flows from operating activities:
Net loss	$(8,075)	$(4,073)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	60,608	52,611
Container impairment	3,811	17,292
Bad debt expense, net	252	1,149
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(2,294)	11,177
Amortization of debt issuance costs and accretion of bond discount	4,639	1,886
Amortization of intangible assets	948	1,374
Gains on sale of containers, net	(4,048)	(1,026)
Share-based compensation expense	1,597	1,763
Changes in operating assets and liabilities	(10,743)	(11,271)
Total adjustments	54,770	74,955
Net cash provided by operating activities	46,695	70,882
Cash flows from investing activities:
Purchase of containers and fixed assets	(8,898)	(144,699)
Proceeds from sale of containers and fixed assets	31,741	32,291
Receipt of payments on direct financing and sales-type leases, net of income earned	17,616	22,162
Net cash provided by (used in) investing activities	40,459	(90,246)
Cash flows from financing activities:
Proceeds from revolving credit facilities	—	110,000
Principal payments on revolving credit facilities	(24,583)	(17,857)
Proceeds from secured debt facilities	30,000	—
Principal payments on secured debt facilities	(39,006)	(32,800)
Principal payments on term loan	(10,329)	(9,900)
Principal payments on bonds payable	(15,058)	(15,058)
Increase in restricted cash	(10,757)	(1,266)
Debt issuance costs	(7,480)	—
Net tax benefit from share-based compensation awards	—	(109)
Dividends paid	—	(13,481)
Net cash (used in) provided by financing activities	(77,213)	19,529
Effect of exchange rate changes	32	(113)
Net increase in cash and cash equivalents	9,973	52
Cash and cash equivalents, beginning of the year	84,045	115,594
Cash and cash equivalents, end of period	$94,018	$115,646

(1)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2017	2016
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$25,130	$20,323
Net income taxes paid	$160	$313
Supplemental disclosures of noncash investing activities:
Decrease in accrued container purchases	$(7,330)	$(21,305)
Containers placed in direct financing and sales-type leases	$1,337	$73,293

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 11 “Segment Information”).

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 27, 2017.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2017, and the Company’s condensed consolidated results of operations and condensed consolidated cash flows for the three months ended March 31, 2017 and 2016. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2017.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity (“VME”) or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2016-02”). The Company adopted ASU No. 2015-02 on January 1, 2016 and there was no material impact on our consolidated financial statements (see Note 2(q) “Recently Issued Accounting Standards”).

When evaluating an entity for possible consolidation, the Company must determine whether or not it has a variable interest in the entity.  Variable interests are investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns. The Company’s variable interests may include its decision maker or service provider fees, its direct and indirect investments and investments made by related parties, including related parties under common control.  If it is determined that the Company does not have a variable interest in the entity, no further analysis is required and the Company does not consolidate the entity.

If the Company has a variable interest in the entity, it must determine whether that entity is a VIE or a VME.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company considers the following facts and circumstances of individual entities when assessing whether or not an entity is a VIE. An entity is determined to be a VIE if the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or
•	lack one or more of the following characteristics of a controlling financial interest:
o	the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance;
o	the obligation to absorb the expected losses of the entity; or
o	the right to receive the expected residual returns of the entity.

The Company is required to consolidate a VIE if it is determined to have a controlling financial interest in the entity and therefore is deemed to be the primary beneficiary of the VIE. The Company is determined to have a controlling financial interest in a VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to that VIE.

For entities that do not meet the definition of a VIE, the entity is considered a VME. For these entities, if the Company can exert control over the financial and operating policies of an investee, which can occur if it has a 50% or more voting interest in the entity, the Company consolidates the entity.

The Company has determined that it has a variable interest in TAP Funding Ltd. (“TAP Funding”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding, and that TAP Funding is a VME.  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, TL, and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW, and that TW is a VIE.  The purpose of TW is to lease containers to lessees under direct financing leases.  The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance. Accordingly, the Company consolidates TW. The book values of TW’s direct financing and sales-type leases and related debt as of March 31, 2017 and December 31, 2016 are disclosed in Note 8 “Direct Financing and Sales-type Leases” and Note 10 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 12 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company.  The contract terms range from 11 to 13 years.  The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the three months ended March 31, 2017 are as follows:

Balance as of December 31, 2016	$15,197
Amortization expense	(948)
Balance as of March 31, 2017	$14,249

The following is a schedule, by year, of future amortization of intangible assets as of March 31, 2017:

Twelve months ending March 31:
2018	$4,081
2019	4,244
2020	4,069
2021	1,855
2022 and thereafter	—
Total future amortization of intangible assets	$14,249

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Lease contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers effective July 1, 2016. Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. The effect of these changes was an increase in depreciation expense of $9,650 for the three months ended March 31, 2017. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

The Company assesses the estimates used its depreciation policy on a quarterly basis and takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. The Company reassessed the estimates contained in its depreciation policy as of March 31, 2017 and determined that there were no changes needed.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2016		January 1, 2016 through June 30, 2016
	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$950	13	$1,050
40'	14	$1,150	13	$1,300
40' high cube	13	$1,300	13	$1,450
45' high cube dry van	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049
40' high cube	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	14	$1,300
40' folding flat rack	16	$1,700	14	$2,000
20' open top	15	$1,500	14	$1,500
40' open top	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The cost, accumulated depreciation and net book value of the Company’s leasing equipment by equipment type as of March 31, 2017 and December 31, 2016 were as follows:

	2017			2016 (1)
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,383,167	$(316,504)	$1,066,663	$1,399,878	$(304,652)	$1,095,226
40'	239,215	(75,436)	163,779	253,226	(76,344)	176,882
40' high cube	1,835,000	(423,027)	1,411,973	1,861,221	(405,503)	1,455,718
45' high cube dry van	29,586	(7,314)	22,272	29,823	(6,957)	22,866
Refrigerated containers:			—			—
20'	24,317	(4,213)	20,104	24,420	(3,830)	20,590
20' high cube	5,146	(2,042)	3,104	5,149	(1,948)	3,201
40' high cube	1,007,032	(184,055)	822,977	1,004,532	(169,383)	835,149
Open top and flat rack containers:			—			—
20' folding flat	16,641	(3,074)	13,567	16,712	(2,942)	13,770
40' folding flat	43,360	(13,026)	30,334	43,620	(12,634)	30,986
20' open top	10,964	(1,096)	9,868	11,048	(1,069)	9,979
40' open top	26,901	(3,928)	22,973	27,115	(3,778)	23,337
Tank containers	32,395	(2,055)	30,340	31,582	(1,744)	29,838
	$4,653,724	$(1,035,770)	$3,617,954	$4,708,326	$(990,784)	$3,717,542

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment for the three months ended March 31, 2017 and 2016. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company evaluated the recoverability of the recorded amount of container rental equipment at March 31, 2017 and 2016. During the three months ended March 31, 2017, container impairment included $852 for containers that were unlikely to be recovered from lessees in default. There was no container impairment for containers that were unlikely to be recovered from lessees in default during the three months ended March 31, 2016.

During the three months ended March 31, 2017 and 2016, the Company recorded impairments of $7,669 and $17,292, which are included in container impairment in the consolidated statements of comprehensive loss, to write-down the value of containers held for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less costs to sell are recognized in gains on sale of containers, net but not in excess of the cumulative loss previously recognized. During the three months ended March 31, 2017, the Company recorded a $4,710 reversal of previous recorded impairments on containers held for sale due to rising used container prices. There was no reversal of previous recorded impairments on containers held for sale during the three months ended March 31, 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term.  The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers.  Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP.  It is the Company’s policy to recognize these revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facility, respectively, and the amortization is recorded in the consolidated statements of comprehensive loss as interest expense. During the three months ended March 31, 2017 and 2016, debt issuance costs of $7,480, and $0, respectively, were capitalized and amortization of debt issuance costs of $4,639, and $1,886, respectively, were recorded in interest expense.  When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. No unamortized debt issuance costs were written-off during the three months ended March 31, 2017 and 2016.

(j)	Foreign Currency Transactions

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company pays some of its expenses in various foreign currencies. For the three months ended March 31, 2017 and 2016, $4,751 (or 24.2%) and $3,934 (or 26.9%), respectively, of the Company’s direct container expenses were paid in up to 20 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

(k)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. The Company’s largest customer (Customer A) accounted for 14.9% and 11.2% of the Company’s lease rental income for the three months ended March 31, 2017 and 2016, respectively. The Company’s second largest customer (Customer B) accounted for 13.4% and 11.7% of the Company’s lease rental income during the three months ended March 31, 2017 and 2016, respectively. The Company had no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. Customer A accounted for 21.2% and 20.1% of the Company’s gross account receivable as of March 31, 2017 and December 31, 2016, respectively and Customer B accounted for 11.5% and 9.0% of the Company’s gross account receivable as of March 31, 2017 and December 31, 2016, respectively.

(l)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive loss.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive loss as unrealized gains (losses) on interest rate swaps, collars and caps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive loss as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method to determine the estimated fair value for employee share option awards.  The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value of employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(n)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(o)	Net loss attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net loss attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended
	March 31,
Share amounts in thousands	2017	2016 (1)
Numerator:
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(6,974)	$(3,737)
Denominator:
Weighted average common shares outstanding - basic	56,790	56,570
Dilutive share options and restricted share units	-	-
Weighted average common shares outstanding - diluted	56,790	56,570
Net loss attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$(0.12)	$(0.07)
Diluted	$(0.12)	$(0.07)
Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,224,831	1,423,887

(1)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net.

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three months ended March 31, 2017 and 2016, there was no dilutive effect of share options and restricted share units.

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2017
Assets
Interest rate swaps, collars and caps	$—	$6,283	$—
Total	$—	$6,283	$—
Liabilities
Interest rate swaps, collars and caps	$—	$377	$—
Total	$—	$377	$—
December 31, 2016
Assets
Interest rate swaps, collars and caps	$—	$4,816	$—
Total	$—	$4,816	$—
Liabilities
Interest rate swaps, collars and caps	$—	$1,204	$—
Total	$—	$1,204	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of March 31, 2017 and December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2017
Assets
Containers held for sale (1)	$—	$19,418	$—
Total	$—	$19,418	$—
December 31, 2016
Assets
Containers held for sale (1)	$—	$19,230	$—
Total	$—	$19,230	$—

(1)

Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,848,461 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $6,283 and $377, respectively, as of March 31, 2017 and a fair value asset and liability of $4,816 and $1,204, respectively, as of December 31, 2016. The credit valuation adjustment was determined to be $63 (a reduction to the net asset) and $87 (an addition to the net liability) as of March 31, 2017 and December 31, 2016,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

respectively. The change in fair value for the three months ended March 31, 2017 and 2016 of $2,294 and ($11,177), respectively, was recorded in the condensed consolidated statements of loss as unrealized gains (losses) on interest rate swaps, collars and caps, net.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less costs to sell are recognized in gains on sale of containers, net but not in excess of the cumulative loss previously recognized.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At March 31, 2017 and December 31, 2016, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $221,382 and $235,769 at March 31, 2017 and December 31, 2016, respectively, compared to book values of $223,040 and $237,234 at March 31, 2017 and December 31, 2016, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,976,602 and $2,991,396 at March 31, 2017 and December 31, 2016, respectively, compared to book values of $2,976,602 and $3,038,297 at March 31, 2017 and December 31, 2016, respectively.

(q)	Recently Issued Accounting Standards

 In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). This amendment intends to improve the accounting for employee share-based payments under U.S. GAAP. ASU 2016-09 changes several aspects of accounting for share-based payment award transactions which includes accounting for income taxes, classification of excess tax benefits on statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption of ASU 2016-09 is permitted. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value will be applied using a modified retrospective transition method, amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement will be applied retrospectively and amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement will be applied prospectively. ASU 2016-09 may be applied either using a prospective transition method or a retrospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows. The Company adopted ASU 2016-09 on January 1, 2017 using the prospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows and will continue to account for forfeitures of share-based payment by estimating the number of awards expecting to be forfeited and adjusting the estimate when it is likely to change. The Company’s adoption on ASU 2016-09 resulted in no changes to the Company’s 2016 consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 may be applied either using the full retrospective method or the modified retrospective method. The Company plans to adopt ASU 2014-09 effective January 1, 2018 and is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company does not

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements and related disclosures and expects having the assessment of the impact completed towards the end of 2017.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles in existing lease requirements. A lessee will account for most existing capital leases as finance leases, recognizing amortization of the right-of-use asset separately from interest on the lease liability, and most existing operating leases as operating leases, recognizing a single total lease expense. Both finance leases and operating leases result in the lessee recognizing a right-of-use asset and a lease liability on balance sheet, with an exception for leases that commence at or near the end of the underlying asset’s economic life. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and with early application permitted. ASU 2016-02 requires the use of the modified retrospective method for all periods presented. The Company plans to adopt ASU 2016-02 effective January 1, 2019 and is currently evaluating the potential impact on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”). This amendment provides guidance on how cash receipts and cash payments are presented and classified in the statement of cash flows for debt prepayments or debt extinguishment costs, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-15 is permitted. ASU 2016-15 requires the use of the retrospective transition method for all periods presented. The Company plans to adopt ASU 2016-15 effective January 1, 2018 and is currently evaluating the potential impact on its consolidated statement of cash flows. The Company does not expect a material impact on the adoption of ASU 2016-15 on its statement of cash flows and expects having the assessment of the impact completed towards the end of 2017.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This amendment requires that statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-18 is permitted. ASU 2016-18 requires the use of the retrospective transition method to all periods presented. The Company plans to adopt ASU 2016-18 effective January 1, 2018 and is currently evaluating the potential impact on its consolidated statement of cash flows. The Company does not expect a material impact on the adoption of ASU 2016-18 on its consolidated statement of cash flows and expects having the assessment of the impact completed towards the end of 2017.

(3)	Immaterial Correction of Errors in Prior Periods

During 2016, the Company identified errors related to the classification of eight operating leases that were incorrectly accounted for as sales-type leases and two direct financing leases that were incorrectly accounted for as operating leases.  In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections (“ASC 250”), we evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequently, the Company has adjusted for the errors by revising its historical consolidated financial statements presented herein resulting in a $298 increase in lease rental income and a $62 increase in depreciation expense, resulting in a decrease in net loss of $236, net of tax, for the three months ended March 31, 2016 recorded in the condensed consolidated

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

statements of comprehensive loss and a $298 increase in net cash flows provided by operating activities and a $298 decrease in net cash used in investing activities for the three months ended March 31, 2016.

During the three months ended March 31, 2017, the Company identified errors related to the calculation of the gains on sale of containers, net and lease concessions that had not properly been recognized. In accordance with ASC 250, we evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequently, the Company has adjusted for the errors by revising its historical consolidated balance sheet presented herein resulting in a $839 increase in accounted receivable, net, a $2,792 decrease in Containers, net, a $1,821 decrease in retained earnings and a $132 decrease in noncontrolling interests recorded in the condensed consolidated balance sheet as of December 31, 2016.  The correction of the errors also resulted in a $592 decrease in gains on sale of containers, net resulting in a decrease in net loss of $592 for the three months ended March 31, 2016 recorded in the condensed consolidated statements of comprehensive loss.

(4)	Insurance Receivable and Impairment

In August 2016, one of the Company’s customers filed for bankruptcy.  The book value of containers, net on direct financing and operating leases with this customer was $178,344 and $88,171, respectively. On August 31, 2016, the Company terminated its direct finance leases with this customer and, accordingly, the customer’s net investment in financing leases was reclassified to containers, net and an impairment of $17,399 was recorded to write down the containers to the lower of estimated fair market value or net book value. The Company has estimated the recovery to be 90% of the containers on lease to this customer based on the Company’s current recovery of these containers.  Accordingly, the Company recorded an impairment of $24,912 during the year ended December 31, 2016 on the estimated unrecoverable containers of 10%.  The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. An insurance receivable of $39,321, net of insurance deductible of $4,750, was recorded for estimated proceeds due to the Company for the estimate of the unrecoverable containers of $24,912 which were written off during the year ended December 31, 2016 and $19,159 of recovery costs recorded as a reduction to direct container expense. The total impairment of $22,149, net of estimated insurance proceeds of $20,162, was recorded in container impairment in the condensed consolidated statements of comprehensive loss for the year ended December 31, 2016. In addition, bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, was recorded in the condensed consolidated statements of comprehensive loss for the year ended December 31, 2016 to fully reserve for the customer’s outstanding accounts receivable. An additional insurance receivable of $21,088 was recorded for the three months ended March 31, 2017 for recovery costs recorded as reduction to direct container expense. Insurance receivable related to this bankrupt customer amounted to a total of $63,001 as of March 31, 2017, of which the initial payments of $8,313 and $2,375 were received on May 11, 2017 and May 16, 2017, respectively.

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income.  Accordingly, during the year ended December 31, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively. In addition, bad debt expense of $2,574 was recorded in the condensed consolidated statements of comprehensive income for the year ended December 31, 2015 to fully reserve for the customer’s outstanding accounts receivable.  As of December 31, 2015, an insurance receivable of $11,436 was recorded for $8,796 of estimated proceeds for containers unlikely to be recovered, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as a reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive income for the year ended December 31, 2015.  An additional insurance receivable of $1,007 was recorded for the year ended December 31, 2016 for $768 of recovery costs recorded as a reduction to direct container expense and $239 of lost lease rental income recorded as a reduction to container impairment for the years ended December 31, 2016. For the year ended December 31, 2016, the Company received a total of $8,250 insurance proceeds, which was recorded as a reduction to the insurance receivable. In addition, the Company received final insurance proceeds of $3,595 during the three months ended March 31, 2017 and accordingly, wrote-off the remaining balance of insurance receivable of $1,321, recorded a $469 increase to containers, net, a $1,052 increase to container impairment and a $200 reduction to recovery costs for the year ended December 31, 2016 and a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

further allocation of $720 to insurance receivable, $200 to recovery costs and a $920 reduction to container impairment was recorded for the three months ended March 31, 2017.

(5)	Container Purchases

In February and March 2016, the Company concluded two separate purchases totaling approximately 41,100 containers from a third-party owner for total purchase consideration of approximately $71,000. The total purchase price, which was based on the fair value of the assets acquired, was recorded in our net investment in direct financing and sales-type leases. One of the purchases totaling approximately 38,600 containers for total purchase consideration of $55,000 was for containers leased to one of the Company’s customers which subsequently filed for bankruptcy in August 2016, see Note 4 “Insurance Receivable and Impairment”.

(6)	Purchase-leaseback Transactions

In April and June 2016, the Company concluded two separate purchase leaseback transactions for 14,954 containers from a shipping company for total purchase consideration of $21,151. The purchase price and leaseback rental rates were below market rates.  The leases also require the lessee to pay drop-off charges at above-market rates when the containers are returned. The containers were recorded at fair value and the difference between the purchase price and the fair value of the containers was recorded as prepaid expenses and other current assets, resulting in the following purchase price allocation:

Containers, net	$14,015
Prepaid expenses and other current assets	7,136
Purchase price	$21,151

As the lessee returns containers, the balance of prepaid expenses and other current assets will be reduced by drop-off charges paid to the Company. As of March 31, 2017 and December 31, 2016, the balance of prepaid expenses and other current assets on this drop-off charges were $5,907 and $6,218, respectively.

(7)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended
	March 31,
	2017	2016
Fees from affiliated owner	$658	$743
Fees from unaffiliated owners	2,086	2,137
Fees from owners	2,744	2,880
Other fees	478	464
Total management fees	$3,222	$3,344

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2017 and December 31, 2016 consisted of the following:

	March 31,	December 31,
	2017	2016
Affiliated owner	$3,347	$5,167
Unaffiliated owners	10,950	12,965
Total due to owners, net	$14,297	$18,132

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(8)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 132,608 and 135,221 containers under direct financing and sales-type leases as of March 31, 2017 and December 31, 2016, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of March 31, 2017 and December 31, 2016 were as follows:

	2017	2016
Future minimum lease payments receivable	$253,072	$269,256
Less unearned income	(30,032)	(32,022)
Net investment in direct financing and sales-type leases	$223,040	$237,234
Amounts due within one year	$61,629	$64,951
Amounts due beyond one year	161,411	172,283
Net investment in direct financing and sales-type leases	$223,040	$237,234

In September 2016, net investment in direct financing leases with a balance of $88,171 was reclassified to containers, net due to one of the Company’s customers filing for bankruptcy in August 2016 (see Note 4 “Insurance Receivable and Impairment”).

The carrying value of TW’s net investment in direct financing and sales-type leases was $125,620 and $133,991 at March 31, 2017 and December 31, 2016, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of March 31, 2017, the aging would be as follows:

1-30 days past due	$359
31-60 days past due	6,831
61-90 days past due	51,402
Greater than 90 days past due	1,408
Total past due	60,000
Current	193,072
Total future minimum lease payments	$253,072

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the three months ended March 31, 2017 are as follows:

Balance as of December 31, 2016	$10,940
Additions charged to expense	356
Write-offs	(1,411)
Balance as of March 31, 2017	$9,885

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of March 31, 2017:

Twelve months ending March 31:
2018	$74,042
2019	63,628
2020	41,010
2021	26,318
2022 and thereafter	48,074
Total future minimum lease payments receivable	$253,072

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $3,703 and $5,536 for the three months ended March 31, 2017 and 2016, respectively.

(9)	Income Taxes

The Company’s effective tax rates were -5.86% and -0.49% for the three months ended March 31, 2017 and 2016, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions.  It is also affected by discrete items that may occur in any given period. For the three months ended March 31, 2017, the Company is reflecting an income tax expense due to a projected increase in U.S. activity resulting in the re-measurement of the Company’s deferred tax liabilities. For the three months ended March 31, 2016, the Company’s effective tax rates have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(10)	Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2017 and December 31, 2016:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	March 31, 2017	December 31, 2016
TMCL II Secured Debt Facility, weighted average variable interest at 2.14% and 2.40% at March 31, 2017 and December 31, 2016, respectively	$926,637	$951,923
TMCL IV Secured Debt Facility, weighted average variable interest at 2.38% and 2.69% at March 31, 2017 and December 31, 2016, respectively	157,133	140,202
TL Revolving Credit Facility, weighted average variable interest at 1.84% and 2.50% at March 31, 2017 and December 31, 2016, respectively	659,559	671,060
TL Revolving Credit Facility II, weighted average variable interest at 1.74% and 2.44% at March 31, 2017 and December 31, 2016, respectively	165,023	174,005
TW Credit Facility, weighted average variable interest at 2.44% and 2.63% at March 31, 2017 and December 31, 2016, respectively	118,914	122,723
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.19% and 2.45% at March 31, 2017 and December 31, 2016, respectively	145,978	149,230
TL Term Loan, weighted average variable interest rate at 2.13% and 2.59% at March 31, 2017 and December 31, 2016, respectively	383,629	394,732
2013-1 Bonds, fixed interest at 3.90%	193,280	200,595
2014-1 Bonds, fixed interest at 3.27%	226,449	233,827
Total debt obligations	$2,976,602	$3,038,297
Amount due within one year	$177,215	$205,081
Amounts due beyond one year	$2,799,387	$2,833,216

Secured Debt Facilities

TMCL II--  Textainer Marine Containers II Limited (“TMCL II”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.70% during the revolving period prior to its Conversion Date (September 15, 2017). If the TMCL II Secured Debt Facility is not renewed by the Conversion Date, it will partially amortize over a four-year period and then mature. There is also a commitment fee of 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

The TMCL II Secured Debt Facility has an advance rate that is based on TMCL II’s average sales proceeds. On June 30, 2016, the advance rate of the TMCL II Secured Debt Facility was lowered from 80.0% to 72.5% as a result of a decrease in TMCL II’s average sales proceeds.

On December 21, 2016, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which delayed the testing of TMCL II’s EBIT Ratio during the period from December 20, 2016 until February 28, 2017 (“Deferral Period”). During the Deferral Period, TMCL II was also prohibited from borrowing new advances; declaring or making a dividend or other distribution of cash or property; and purchasing additional containers. TMCL II was also required to pay, in addition to regular interest, a 1% per annum deferral fee during the Deferral Period.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

On February 27, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which replaced the interest coverage ratio with a debt service coverage ratio. If the debt service coverage ratio is less than 1.20x, a sweep event is triggered which effectively restricts TMCL II’s ability to request new advances and requires TMCL II to make principal payments to the extent of all available funds. If the debt service coverage ratio is less than 1.05x, it triggers an early amortization event in which TMCL II is required to make principal payments to the extent of all available funds. The amendment also increased the interest margin from 1.70% to 2.25% prior to the conversion date, September 15, 2017, and 2.7% to 3.25% subsequent to the conversion date. TMCL II is also required to pay an additional 0.50% step up warehouse fee during the sweep event.

TMCL IV—Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, has a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.95% during the revolving period prior to its Conversion Date (February 2, 2018). There is also a commitment fee, which is payable monthly in arrears, of 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

On December 21, 2016, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which delayed the testing of TMCL IV’s EBIT Ratio during the period from December 21, 2016 until February 28, 2017 (“Deferral Period”). During the Deferral Period, TMCL IV was also prohibited from borrowing new advances; declaring or making a dividend or other distribution of cash or property; and purchasing additional containers. TMCL IV was also required to pay, in addition to regular interest, a 1% per annum deferral fee during the Deferral Period.

On February 27, 2017, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which replaced interest coverage ratio with a debt service coverage ratio. If the debt service coverage ratio is less than 1.20x, a sweep event is triggered which effectively restricts TMCL IV’s ability to request new advance and requires TMCL IV to make principal payments to the extent of all available funds. If the debt service coverage ratio is less than 1.05x, an early amortization event is triggered in which TMCL IV is required to make principal payments to the extent of all available funds. The amendment also increased the interest margin from 1.95% to 2.50%. During an early amortization event or a sweep event, TMCL IV is also required to pay an additional 0.50% step up warehouse fee prior to February 18, 2018 and 1.50% after February 18, 2018. If there is no sweep event after February 18, 2018, the step up warehouse fee will be 1.00%.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of March 31, 2017, TMCL II and TMCL IV’s total assets amounted to $1,366,926 and $245,620, respectively.

Credit Facilities

TL—TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility).  The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through June 19, 2020 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, which varied based on TGH’s leverage. Interest payments on U.S. prime rate loan and LIBOR loan are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively. There is also a commitment fee of 0.175% to 0.275% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility, which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders and, accordingly, the Company wrote-off $160 of unamortized debt issuance costs in June 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000.  The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments on LIBOR loan and base rate loan are payable in arrears on the last day of each interest period, not to exceed three months, and on the last day of each calendar month, respectively. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 23, 2016 and June 24, 2016, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II, respectively, that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On October 26, 2016, TL entered into amendments of each of the TL Revolving Credit Facility and the TL Revolving Credit Facility II, which waived the minimum consolidated interest coverage of both the Company and TL and implemented a minimum consolidated interest coverage for the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limited TL’s capital expenditures from October 1, 2016 through February 28, 2017, required a minimum cash and cash equivalents balance that was unrestricted and unencumbered to be maintained by TL and prohibited dividend payments or distributions from TL to the Company during the period from October 1, 2016 through February 28, 2017. The amendments increased the interest margin from 1.25% to 1.75% on the TL Revolving Credit Facility and from 1.30% to 1.75% on the TL Revolving Credit Facility II and also increased the commitment fees from 0.175% to 0.275% on the TL Revolving Credit Facility and from 0.20% to 0.30% on the TL Revolving Credit Facility II from September 30, 2016 through February 28, 2017.

On February 27, 2017, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The amendments implemented a minimum fixed charge coverage ratio for TGH as the guarantor and a new schedule of periodical minimum interest coverage ratios for TL as the borrower. The interest margin and commitment fee was increased to a range between 1.50% and 2.50% and between 0.275% to 0.375%, which varies based on TGH’s leverage, on both TL Revolving Credit Facility and the TL Revolving Credit Facility II, respectively. The advance rate will be gradually lowered beginning in July 2017. TL is also required to maintain a minimum liquidity level and has restricted ability to fund or invest in its subsidiaries.

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of March 31, 2017 and December 31, 2016.

TW—TW has a credit agreement, dated as of October 1, 2012, with Wells Fargo Bank N.A. as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Credit Facility”) and a revolving credit period through September 18, 2016. The TW Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through September 18, 2016. Interest on the outstanding amount due under the TW Credit Facility is based on one-month LIBOR plus 2.0%. There is a commitment fee of 0.50% on the unused portion of the TW Credit Facility, which is payable monthly in arrears.

On July 29, 2016, TW entered into an amendment which lowered TW Credit Facility’s aggregate commitment amount from $300,000 to $144,889. The revolving credit period was also terminated on July 29, 2016 and there is no commitment fee subsequent to July 29, 2016. The amendment further defined the payment priority in which the monthly principal payment amount is now equal to available funds from net revenue collection after payments for manager and administration agent fee, interest, interest rate hedging payment and an amount required to maintain a cash reserve account balance of three months interest.  The applicable interest margin was also increased from 2% to 3% due to the occurrence of an Asset Base deficiency resulting from a defaulted finance lease event that occurred on July 29, 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

On October 13, 2016, TW entered into an amendment of the TW Credit Facility which increased the maximum required hedge amount from 105% to 120% and lowered the applicable interest margin from 3.0% to 2.0% due to TW remediating the previous Asset Base deficiency as a result of a partial prepayment on October 17, 2016.

The TW Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated a formula based on TW’s net book value of containers, restricted cash and direct financing leases. As of December 31, 2016, TW Credit Facility’s Asset Base and TW’s total assets amounted to $122,290 and $156,893, respectively.

TAP Funding-- TAP Funding has a credit agreement, dated as of April 26, 2013, that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The TAP Funding Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its terms beginning on its inception date through December 23, 2018. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.75%. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

On October 26, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the advance rate from 80% to 77% and amended the covenant calculation method on TAP Funding’s consolidated interest coverage ratio to allow certain container impairment and accounts receivable write offs related to one of the Company’s customers that filed for bankruptcy in August 2016 (see Note 3 “Insurance Receivable and Impairment”) to be added back in the calculation of consolidated earnings before interest and taxes during the fiscal quarters ended September 30, 2016 and December 31, 2016.

On December 21, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which delayed the testing of TAP Funding’s EBIT Ratio during the period from December 21, 2016 until February 28, 2017 (“Deferral Period”). During the Deferral Period, TAP Funding was prohibited to declare or make a dividend or other distribution of cash or property and was able to purchase additional containers within the limits stated in the amendment. TAP Funding was also required to pay, in addition to regular interest, a 0.5% per annum deferral fee during the Deferral Period.

On February 27, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which replaced the interest coverage ratio with a debt service coverage ratio. An early amortization event, in which TAP Funding is required to make principal payment to the extent of all available funds, will be trigged if the debt service coverage ratio is less than 1.10 for fiscal quarters ending on or before March 31, 2018, or 1.2x for fiscal quarters ending on or after June 30, 2018.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. TAP Funding’s total assets amounted to $212,140 as of March 31, 2017.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal of 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

On June 24, 2016, TL entered into an amendment of the TL Term Loan that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On October 26, 2016, TL entered into amendment of the TL Term Loan, which waived the minimum consolidated interest coverage of both the Company and TL and implemented a minimum consolidated interest coverage for the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limited TL’s capital expenditures from October 1, 2016 through February 28, 2017, required a minimum cash and cash equivalents balance that was unrestricted and unencumbered to be maintained by TL and prohibited dividend payments or distributions from TL to the Company during the period from October 1, 2016 through February 28, 2017. The amendments increased the interest margin from 1.50% to 1.75% on the TL Term Loan from September 30, 2016 through February 28, 2017.

On February 27, 2017, TL entered into amendment of the TL Term Loan. The amendments implemented a minimum fixed charge coverage ratio for TGH as the guarantor and a new schedule of periodical minimum interest coverage ratios for TL as the borrower. The interest margin was increased to a range between 1.50% to 2.50%, which varies based on TGH’s leverage. The advance rate will be gradually lowered beginning in July 2017. TL is also required to maintain a minimum liquidity level and has restricted ability to fund or invest in its subsidiaries.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan.

Bonds Payable

TMCL III-- In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at March 31, 2017 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of March 31, 2017, TMCL III’s total assets amounted to $605,438.

On April 20, 2017, the unpaid principal amount of $195,585 and $228,562 of the 2013-1 Bonds and the 2014-1 Bonds, respectively, was fully repaid by proceeds from a new TMCL III floating rate asset-backed notes and TMCL III’s available cash (see Note 14 “Subsequent Events”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

TMCL V-- On May 17, 2017, Textainer Marine Containers V Limited (“TMCL V”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of Series 2017-1 Fixed Rate Asset Backed Notes (the “2017-1 Bonds”). Proceeds from the 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes. (see Note 14 “Subsequent Events”).

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments.  The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH’s consolidated tangible net worth and TGH and TL’s leverage coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.  The TW Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants’ regarding certain debt service ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively.  The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings, respectively. TGH and its subsidiaries were in full compliance with these restrictive covenants at March 31, 2017.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of March 31, 2017:

	Twelve months ending March 31,						Available borrowing, as limited by the	Current and
	2018	2019	2020	2021	2022 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt Facility (1)	$78,416	$89,562	$89,562	$89,562	$582,151	$929,253	$19,402	$948,655
TMCL IV Secured Debt Facility (2)	11,681	24,000	122,519	—	—	158,200	29,797	187,997
TL Revolving Credit Facility	—	—	—	666,856	-	666,856	30,099	696,955
TL Revolving Credit Facility II	—	—	—	166,437	-	166,437	14,852	181,289
TW Credit Facility	30,078	23,748	20,084	24,129	20,875	118,914	-	118,914
TAP Funding Revolving Credit Facility	—	146,700	—	-	—	146,700	-	146,700
TL Term Loan	31,600	31,600	322,784	-	—	385,984	—	385,984
2013-1 Bonds (3)	16,017	17,589	17,108	19,430	125,441	195,585	—	195,585
2014-1 Bonds (4)	18,717	20,555	19,992	22,706	146,592	228,562	—	228,562
Total (5)	$186,509	$353,754	$592,049	$989,120	$875,059	$2,996,491	$94,150	$3,090,641

(1)

The estimated future repayments for TMCL II before the Conversion Date were determined under the assumption that TMCL II will be required to make the principal sweep payment per the amendment date February 27, 2017 and will convert into a four-year partially note payable on the Conversion Date.

(2)

The estimated future repayments for TMCL IV before the Conversion Date were determined under the assumption that TMCL IV will be required to make the principal sweep payment per the amendment date February 27, 2017 and principal shall be payable in full to the extent of available cash beyond the Conversion Date.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(3)

The 2013-1 Bonds were fully repaid on April 20, 2017. Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $653 on the 2013-1 Bonds and are based on the 2017-1 Bonds future payment schedules (see Note 14 “Subsequent Events”).

(4)

The 2014-1 Bonds were fully repaid on April 20, 2017. Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of 59 on the 2014-1 Bonds and are based on the 2017-1 Bonds future payment schedules (see Note 14 “Subsequent Events”).

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $19,177.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of March 31, 2017:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.60% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,270,430
Interest rate collar contracts with a bank which cap rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	91,031
Interest rate cap contracts with several banks with fixed rates between 3.43% and 3.70% per annum, nonamortizing notional amounts, with termination dates through December 15, 2019	487,000
Total notional amount as of March 31, 2017	$1,848,461

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $6,283 and $377 as of March 31, 2017, respectively, and a fair value asset and a fair value liability of $4,816 and $1,204 as of December 31, 2016, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at March 31, 2017. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive loss as unrealized gains (losses) on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(11)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2017 and 2016, reconciled to the Company’s loss before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive loss:

	Container	Container	Container
Three Months Ended March 31, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$107,149	$468	$—	$—	$—	$107,617
Management fees from external customers	66	2,192	964	—	—	3,222
Inter-segment management fees	—	7,783	2,306	—	(10,089)	—
Trading container sales proceeds	—	—	1,800	—	—	1,800
Gains on sale of containers, net	4,048	—	—	—	—	4,048
Total revenue	$111,263	$10,443	$5,070	$—	$(10,089)	$116,687
Depreciation expense	$61,953	$202	$—	$—	$(1,547)	$60,608
Container impairment	$3,811	$—	$—	$—	$—	$3,811
Interest expense	$28,913	$—	$—	$—	$—	$28,913
Unrealized gains on interest rate swaps, collars and caps, net	$2,294	$—	$—	$—	$—	$2,294
Segment (losses) income before income taxes and noncontrolling interests	$(12,296)	$1,251	$2,553	$(672)	$1,536	$(7,628)
Total assets	$4,187,460	$105,651	$4,294	$5,825	$(83,688)	$4,219,542
Purchases of long-lived assets	$1,545	$23	$—	$—	$—	$1,568

	Container	Container	Container
Three Months Ended March 31, 2016 (1)	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$121,850	$498	$—	$—	$—	$122,348
Management fees from external customers	73	2,576	695	—	—	3,344
Inter-segment management fees	—	10,044	2,088	—	(12,132)	—
Trading container sales proceeds	—	—	1,902	—	—	1,902
Gains on sale of containers, net	1,026	—	—	—	—	1,026
Total revenue	$122,949	$13,118	$4,685	$—	$(12,132)	$128,620
Depreciation expense	$53,914	$214	$—	$—	$(1,517)	$52,611
Container impairment	$17,292	$—	$—	$—	$—	$17,292
Interest expense	$19,965	$—	$—	$—	$—	$19,965
Unrealized losses on interest rate swaps, collars and caps, net	$(11,177)	$—	$—	$—	$—	$(11,177)
Segment (losses) income before income taxes and noncontrolling interests	$(8,820)	$4,169	$829	$(1,030)	$799	$(4,053)
Total assets	$4,356,245	$114,974	$5,852	$4,623	$(109,692)	$4,372,002
Purchases of long-lived assets	$122,450	$352	$—	$—	$—	$122,802

(1)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of lease rental income and management fees during the three months ended March 31, 2017 and 2016 based on customers’ primary domicile:

	Three months ended March 31,
	2017	Percent of Total	2016 (1)	Percent of Total
Lease rental income:
Asia	$57,917	53.8%	$70,570	57.7%
Europe	41,931	39.0%	45,482	37.2%
North / South America	6,502	6.0%	4,692	3.8%
Bermuda	—	—	—	—
All other international	1,267	1.2%	1,604	1.3%
	$107,617	100.0%	$122,348	100.0%
Management fees:
Bermuda	$1,849	57.4%	$2,168	64.8%
Europe	820	25.5%	630	18.8%
North / South America	483	15.0%	465	13.9%
Asia	7	0.2%	9	0.3%
All other international	63	2.0%	72	2.2%
	$3,222	100.0%	$3,344	100.0%

(1)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

The following table represents the geographic allocation of trading container sales proceeds and gains on sale of containers, net during the three months ended March 31, 2017 and 2016 based on the location of sale:

	Three months ended March 31,
	2017	Percent of Total	2016 (1)	Percent of Total
Trading container sales proceeds:
Asia	$1,233	68.5%	$885	46.5%
North / South America	321	17.8%	705	37.1%
Europe	246	13.7%	312	16.4%
Bermuda	—	0.0%	—	0.0%
	$1,800	100.0%	$1,902	100.0%
Gains on sale of containers, net:
Asia	$2,446	60.4%	$691	67.3%
Europe	1,193	29.5%	145	14.1%
North / South America	1,104	27.3%	384	37.4%
Bermuda	—	—	—	—
All other international	(695)	(17.2)%	(194)	(18.9)%
	$4,048	100.0%	$1,026	100.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

(12)	Commitments and Contingencies
(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Credit Facility, 2013-1 Bonds and 2014-1 Bonds. In addition, TL was required under it’s credit facilities to maintain $25,000 cash balance through February 28, 2017. The total balance of these restricted cash accounts was $68,835 and $58,078 as of March 31, 2017 and December 31, 2016, respectively.

(b)	Container Commitments

At March 31, 2017, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2017 in the total amount of $11,091.

(13)	Share Repurchase Program

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares. The Company did not repurchase any of its common shares during the three months ended March 31, 2017 and 2016.

(14)	Subsequent Events

On April 20, 2017, TMCL III entered into $406,000 of one-year floating rate asset-backed notes (the “2017-A Notes”) with a group of financial institutions. Under the terms of the 2017-A Notes, TMCL III is required to make principal payments to the extent of all available funds after paying interest and certain management fees.  Interest on the outstanding amount due under the 2017-1 Notes is based on adjusted LIBOR plus a spread of 3.00% and 4.25% before July 31, 2017 and on or after August 1, 2017, respectively. The entire proceeds of the 2017-A Notes with TMCL III’s available cash was used to fully repay the unpaid principal amount of $195,585 and $228,562 of the 2013-1 Bonds and the 2014-1 Bonds, respectively, on April 20, 2017. Unamortized debt issuance costs and unamortized bond discounts of the 2013-1 Bonds and the 2014-1 Bonds in an aggregate amount of $4,417 was written-off and recorded in interest expense on April 20, 2017.

On May 17, 2017, TMCL V issued the 2017-1 Bonds, $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of Series 2017-1 Fixed Rate Asset Backed Notes, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. Under the terms of the 2017-1 Bonds, both principal and interest incurred are payable monthly. TMCL V is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2017-1 Bonds prior to June 2019. The interest rates for the outstanding principal balance of the 2017-1 Bonds are fixed at 3.72% per annum for the Class A and 4.85% per annum for the Class B. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Proceeds from the 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes.  The 2017-1 Bonds are secured by a pledge of TMCL V’s total assets.

On May 17, 2017, the TMCL III 2017-A Notes were fully repaid by proceeds from the TMCL V 2017-1 Bonds and TMCL III’s available cash.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2017 (our “2016 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Certain previously reported information have been revised for the effect of immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net. See Note 3 “Immaterial Correction of Errors in Prior Periods” to our condensed consolidated financial statements in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” in this Form 6-K.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.0 million containers, representing 3.1 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 320 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of 27 years.

We have purchased an average of more than 235,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers. We provide our services worldwide via an international network of 14 regional and area offices and more than 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2017, we owned containers accounting for approximately 81.3% of our fleet.
•

Container Management. As of March 31, 2017, we managed containers on behalf of 14 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of March 31, 2017, managed containers accounted for approximately 18.7% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of March 31, 2017:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,274,786	551,735	2,826,521	2,035,778	493,040	2,528,818
Refrigerated	147,362	12,100	159,462	595,672	48,548	644,220
Other specialized	59,906	8,309	68,215	91,221	14,348	105,569
Total fleet	2,482,054	572,144	3,054,198	2,722,671	555,936	3,278,607
Percent of total fleet	81.3%	18.7%	100.0%	83.0%	17.0%	100.0%

Our fleet as of March 31, 2017, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	75.9%
Master leases	14.1%
Direct financing and sales-type leases	7.4%
Spot leases	2.6%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2017 and 2016:

	Three months ended
	March 31,
	2017	2016
Utilization	95.0%	94.6%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, container impairment, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	access to funding;
•	economic life of our containers;
•	our ability to lease out our new containers shortly after we purchase them;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2016

The following table summarizes our total revenues for the three months ended March 31, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Lease rental income	$107,617	$122,348	(12.0%)
Management fees	3,222	3,344	(3.6%)
Trading container sales proceeds	1,800	1,902	(5.4%)
Gain on sale of containers, net	4,048	1,026	294.5%
Total revenues	$116,687	$128,620	(9.3%)

Lease rental income for the three months ended March 31, 2017 decreased $14,731 (-12.0%) compared to the three months ended March 31, 2016 primarily due to a 18.0% decrease in average per diem rental rates and a 0.2 percentage point decrease in utilization for our owned fleet, partially offset by a 9.8% increase in our owned fleet size. The decrease in lease rental income for the three months ended March 31, 2017 included a $7,261 decrease in revenue from Hanjin Shipping Company’s (“Hanjin”) bankruptcy in August 2016.

Management fees for the three months ended March 31, 2017 decreased $122 (-3.6%) compared to the three months ended March 31, 2016 due to a $254 decrease resulting from a 5.3% decrease in the size of the managed fleet primarily due to the disposals of containers that reached the end of their useful lives and a $137 decrease due to lower fleet profitability, partially offset by a $269 increase in sales commissions.

Trading container sales proceeds for the three months ended March 31, 2017 decreased $102 (-5.4%) compared to the three months ended March 31, 2016 due to a $495 decrease resulting from a 26.0% reduction in unit sales due to a decrease in the number of trading containers that we were able to source, partially offset by a $393 increase resulting from an $283 increase in average sales proceeds per container.

Gain on sale of containers, net for the three months ended March 31, 2017 increased $3,022 (294.5%) compared to the three months ended March 31, 2016 primarily due to a $3,698 increase resulting from an increase in average sales proceeds of $98 per unit and a $78 increase resulting from a 25.1% increase in the number of containers sold, partially offset by a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot for the three months ended March 31, 2016.

The following table summarizes our total operating expenses for the three months ended March 31, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Direct container expense	$19,659	$14,629	34.4%
Cost of trading containers sold	1,289	2,644	(51.2%)
Depreciation expense	60,608	52,611	15.2%
Container impairment	3,811	17,292	(78.0%)
Amortization expense	948	1,374	(31.0%)
General and administrative expense	7,345	7,166	2.5%
Short-term incentive compensation expense	1,360	773	75.9%
Long-term incentive compensation expense	1,376	1,608	(14.4%)
Bad debt expense, net	252	1,149	(78.1%)
Total operating expenses	$96,648	$99,246	(2.6%)

Direct container expense for the three months ended March 31, 2017 increased $5,030 (34.4%) compared to the three months ended March 31, 2016 primarily due to a $4,641 increase in repositioning expense mainly resulted from repositioning Hanjin containers.

Cost of trading containers sold for the three months ended March 31, 2017 decreased $1,355 (-51.2%) compared to the three months ended March 31, 2016 due to a $688 decrease resulting from a 26.0% reduction in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $667 decrease due to a $486 decrease in the average cost per unit of containers sold.

Depreciation expense for the three months ended March 31, 2017 increased $7,997 (15.2%) compared to the three months ended March 31, 2016 due to a $10,515 net increase resulting from a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers and 40’ high cube dry containers and 40’ folding flat rack containers and an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense, partially offset by a $2,518 decrease resulting from a decrease in the size of our owned fleet.

Container impairment for the three months ended March 31, 2017 decreased $13,481 (-78.0%) compared to the three months ended March 31, 2016 due to a $9,623 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $4,710 reversal of previously recorded impairments on containers held for sale due to rising used container prices during the three months ended March 31, 2017, partially offset by a $852 in impairments for containers that were unlikely to be recovered from lessees in default during 2017.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three months ended March 31, 2017 decreased $426 (-31.0%) compared to the three months ended March 31, 2016 primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense for the three months ended March 31, 2017 increased $179 (2.5%) compared to the three months ended March 31, 2016 primarily due to a $146 increase in professional fees and a $129 increase in rent expense, partially offset by a $105 decrease in information technology costs.

Short-term incentive compensation expense for the three months ended March 31, 2017 increased $587 (75.9%) compared to the three months ended March 31, 2016 primarily due to an increase in the expected amount of incentive compensation awards for fiscal year 2017 compared to fiscal year 2016.

Long-term incentive compensation expense for the three months ended March 31, 2017 decreased $232 (-14.4%) compared to the three months ended March 31, 2016 primarily due to an adjustment to forfeiture rates in 2017, partially offset by additional share options and restricted share units that were each granted under the 2015 Share Incentive Plan (the “2015 Plan”) in November 2016.

Bad debt expense for the three months ended March 31, 2017 decreased $897 (-78.1%) compared to the three months ended March 31, 2016 primarily due to management’s assessment during the three months ended March 31, 2017 that the financial condition of certain lessees and their ability to make required payments had improved during 2017.

The following table summarizes other (expense) income for the three months ended March 31, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Interest expense	$(28,913)	$(19,965)	44.8%
Interest income	128	76	68.4%
Realized losses on interest rate swaps, collars and caps, net	(1,162)	(2,353)	(50.6%)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	2,294	(11,177)	(120.5%)
Other, net	(14)	(8)	75.0%
Net other expense	$(27,667)	$(33,427)	(17.2%)

Interest expense for the three months ended March 31, 2017 increased $8,948 (44.8%) compared to the three months ended March 31, 2016 primarily due to a $8,933 increase resulting from an increase in average interest rates of 1.2 percentage points primarily due to higher amortization of prepaid debt issuance costs and an increase in interest margin of several of our recently amended debt facilities during the three months ended March 31, 2017.

Realized losses on interest rate swaps, collars and caps, net for the three months ended March 31, 2017 decreased $1,191 (-50.6%) compared to the three months ended March 31, 2016 due to a $2,064 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.44 percentage points, partially offset by a $873 increase resulting from an increase in average interest rate swap notional amounts of $512,834.

Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss of $11,177 for the three months ended March 31, 2016 to a net gain of $2,294 for the three months ended March 31, 2017 primarily due to a decrease in long-term interest rates during 2016 compared to an increase in long-term interest rates during 2017. Under the majority of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates increased during the three months ended March 31, 2017, the current market rate on interest rate swap agreements with similar terms increased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during such period. As long-term interest rates decreased during the three months ended March 31, 2016, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net during such period.

The following table summarizes income tax expense and net loss attributable to the noncontrolling interests for the three months ended March 31, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Income tax expense	$447	$20	2135.0%
Net loss attributable to the noncontrolling interests	$1,101	$336	227.7%

Income tax expense for the three months ended March 31, 2017 increased $427 (2,135.0%) compared to the three months ended March 31, 2016 primarily due to a projected increase in U.S. activity resulting in the re-measurement of the Company’s deferred tax liabilities.

Net loss attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net loss for the periods.  TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly-owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages.

Segment Information

The following table summarizes our (loss) income before taxes and noncontrolling interests attributable to each of our business segments for the three months ended March 31, 2017 and 2016 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Container Ownership	$(12,296)	$(8,820)	39.4%
Container Management	1,251	4,169	(70.0%)
Container Resale	2,553	829	208.0%
Other	(672)	(1,030)	(34.8%)
Eliminations	1,536	799	92.2%
Loss before income tax and noncontrolling interests	$(7,628)	$(4,053)	88.2%

Loss before income taxes and noncontrolling interests attributable to the Container Ownership segment for the three months ended March 31, 2017 increased $3,476 (39.4%) compared to the three months ended March 31, 2016. The following table summarizes the variances included within this change:

Decrease in lease rental income	$(14,701)	(1)
Increase in interest expense	(8,948)	(2)
Increase in depreciation expense	(8,039)	(3)
Increase in direct container expense	(3,615)	(4)
Decrease in container impairments	13,481	(5)
Change from unrealized losses on interest rate swaps, collars and caps, net to unrealized gains on interest rate swaps, collars and caps, net	13,471	(6)
Increase in gain on sale of containers, net	3,022	(7)
Decrease in realized losses on interest rate swaps and caps, net	1,191	(8)
Other	662
	$(3,476)

(1)

The decrease in lease rental income was primarily due to a 18.0% decrease in average per diem rental rates and a 0.2 percentage point decrease in utilization for our owned fleet, partially offset by a 9.8% increase in our owned fleet size. The decrease in lease rental income for the three months ended March 31, 2017 included a $7,261 decrease in revenue from Hanjin Shipping Company’s (“Hanjin”) bankruptcy in August 2016.

(2)

The increase in interest expense was due to an increase in average interest rates of 1.2 percentage points primarily due to higher amortization of prepaid debt issuance costs and an increase in interest margin of several of our recently amended debt facilities during the three months ended March 31, 2017.

(3)

The increase in depreciation expense was due to a $10,515 net increase resulting from a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers and an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense, partially offset by a $2,476 decrease resulting from a decrease in the size of our owned fleet.

(4)

The increase in direct container expense was primarily due to an increase in repositioning expense mainly resulted from repositioning Hanjin containers. The increase in direct container expense also included a decrease in inter-segment management fees of $1,552 paid to our Container Management segment primarily due to lower profitability of the owned fleet partially offset by an increase in the size of the owned fleet, partially offset by an increase in inter-segment sales commissions of $218 paid to our Container Resale segment primarily due to increases in the volume of owned container sales and average sales proceeds of our owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.

(5)

The decrease in container impairment was due to a $9,623 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $4,710 reversal of previously recorded impairments on containers held for sale due to rising used container prices during the three months ended March 31, 2017, partially offset by a $852 decrease in impairments for containers that were unlikely to be recovered from lessees in default.

(6)

Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss for the three months ended March 31, 2016 to a net gain for the three months ended March 31, 2017 primarily due to an unfavorable spread in long-term interest rates during the three months ended March 31, 2016 compared to a favorable spread in long-term interest rates during the three months ended March 31, 2017.

(7)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $98 per unit and a 25.1% increase in the number of containers sold, partially offset by a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot for the three months ended March 31, 2016.

(8)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.44 percentage points, partially offset by an increase in average interest rate swap notional amounts of $512,834.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended March 31, 2017 decreased $2,918 (-70.0%) compared to the three months ended March 31, 2016. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(2,645)	(1)
Increase in short term incentive compensation expense	(536)	(2)
Decrease in amortization expense	366	(3)
Other	(103)
	$(2,918)

(1)

The decrease in management fees was due to a $709 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases, a $1,552 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet and a $384 decrease in management fees from external customers resulting from a 5.3% decrease in the size of the managed fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)	The decrease in short-term incentive compensation expense was due to an increase in the expected amount of incentive compensation awards for fiscal year 2017 compared to fiscal year 2016.

(3)	The decrease in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended March 31, 2017 increased $1,724 (208.0%) compared to the three months ended March 31, 2016.  The following table summarizes the variances included within this decrease:

Change from net losses on container trading, net to gains on container trading, net	$1,261	(1)
Increase in management fees	488	(2)
Other	(25)
	$1,724

(1)

Net gains (losses) on container trading, net changed from a net loss for the three months ended March 31, 2016 to a net gain for the three months ended March 31, 2017 primarily due to an increase in average sales proceeds per container and a decrease in the average cost per unit of containers sold, partially offset by a 26.0% decrease in unit sales of containers resulting from a decrease in the number of trading containers that we were able to source and sell.

(2)

The increase in management fees was due to an increase in sales commissions resulting from a $218 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in average sales proceeds of owned containers sales and a $270 increase in sales commissions from external customers primarily due to an increase in average sales proceeds of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2017 decreased $358 (34.8%) compared to the three months ended March 31, 2016 primarily due to a decrease in corporate overhead expense resulting primarily from a decrease in professional fees and a $140 intercompany recharge expense for the three months ended March 31, 2016 related to a share compensation reimbursement arrangement, which is eliminated in consolidation.

Segment eliminations for the three months ended March 31, 2017 increased $737 (92.2%) compared to the three months ended March 31, 2016 and consisted of a $709 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $28 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 75.8% of our direct container expenses for the three months ended March 31, 2017, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2016 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2017, our non-U.S. dollar operating expenses were spread among up to 20 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2017, we had cash and cash equivalents of $94,018. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II”), TW (the “TW Credit Facility”) and TAP Funding (the “TAP Funding Revolving Credit Facility”), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds” and “2013-1 Bonds”, respectively).  As of March 31, 2017, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$929,253	$270,747	$1,200,000	$929,253	$19,402	$948,655
TMCL IV Secured Debt Facility	158,200	141,800	300,000	158,200	29,797	187,997
TL Revolving Credit Facility	666,856	33,144	700,000	666,856	30,099	696,955
TL Revolving Credit Facility II	166,437	23,563	190,000	166,437	14,852	181,289
TW Credit Facility	118,914	—	118,914	118,914	—	118,914
TAP Funding Revolving Credit Facility	146,700	3,300	150,000	146,700	—	146,700
TL Term Loan	385,984	—	385,984	385,984	—	385,984
2013-1 Bonds (1)	195,585	—	195,585	195,585	—	195,585
2014-1 Bonds (2)	228,562	—	228,562	228,562	—	228,562
Total (3)	$2,996,491	$472,554	$3,469,045	$2,996,491	$94,150	$3,090,641

(1)

Current borrowing for the 2013-1 Bonds exclude an unamortized discount of $653. The 2013-1 Bonds were fully repaid on April 20, 2017. (see Note 14 “Subsequent Events” to our condensed consolidated financial statements in Item 1 of this Quarterly Report on Form 6-K).

(2)

Current borrowing for the 2014-1 Bonds exclude an unamortized discount of $59. The 2014-1 Bonds were fully repaid on April 20, 2017. (see Note 14 “Subsequent Events” to our condensed consolidated financial statements in Item 1 of this Quarterly Report on Form 6-K).

(3)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $19,177.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2017, cumulative earnings of approximately $35,361 would be subject to income taxes of approximately $10,608 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of March 31, 2017, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2017 and 2016:

	Three Months Ended		% Change
	March 31,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Net loss	$(8,075)	$(4,073)	98.3%
Adjustments to reconcile net loss to net cash provided by operating activities	54,770	74,955	(26.9%)
Net cash provided by operating activities	46,695	70,882	(34.1%)
Net cash provided by (used in) investing activities	40,459	(90,246)	(144.8%)
Net cash (used in) provided by financing activities	(77,213)	19,529	(495.4%)
Effect of exchange rate changes	32	(113)	(128.3%)
Net increase in cash and cash equivalents	9,973	52	19078.8%
Cash and cash equivalents, beginning of year	84,045	115,594	(27.3%)
Cash and cash equivalents, end of the period	$94,018	$115,646	(18.7%)

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2017 decreased $24,187 (-34.1%) compared to the three months ended March 31, 2016.  The following table summarizes the variances included within this decrease:

Decrease in net income adjusted for non-cash items	$(38,945)	(1)
Increase in gains on sale of containers, net	(3,022)	(2)
Decrease in accounts receivable, net during the three months ended March 31, 2017 compared to an increase during the three months ended March 31, 2016	11,258	(3)
Increase in accrued expenses, net during the three months ended March 31, 2017 compared to a decrease during the three months ended March 31, 2016	6,145	(4)
Other	377
	$(24,187)

(1)

The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits, unrealized gains (losses) on interest rate swaps, collars and caps, net, amortization of debt issuance costs and accretion of bond discount was primarily due to a 18.0% decrease in per diem rental rates and a 0.2 percentage point decrease in utilization for our owned fleet, partially offset by a 9.8% increase in the size of our owned fleet due to the purchase of new and used containers.

(2)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $98 per unit and a 25.1% increase in the number of containers sold, partially offset by a $727 adjustment resulting from recording the fair value of replacement containers that was received in lieu of containers that was destroyed at a manufacturer’s depot for the three months ended March 31, 2016.

(3)

The decrease in accounts receivable, net during the three months ended March 31, 2017 compared to an increase during the three months ended March 31, 2016 was due to lower revenue and the timing of when collections on accounts were received.

(4)

The increase in accrued expenses during the three months ended March 31, 2017 compared to a decrease during the three months ended March 31, 2016 was due to an accrual for Hanjin bankruptcy recovery costs during the three months ended March 31, 2017 and the timing of when payments were made.

Investing Activities

Net cash provided by (used in) investing activities changed from net cash used in investing activities of $90,246 for the three months ended March 31, 2016 to net cash provided by investing activities of $40,459 for the three months ended March 31, 2017 due to a lower amount of cash paid for container and fixed asset purchases, a lower proceeds from the sale of containers and fixed assets and a lower receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $19,529 for the three months ended March 31, 2016 to net cash used in financing activities of $77,213 for the three months ended March 31, 2017.  The following table summarizes the variances included within this change:

Net payments on revolving credit facilities during the three months ended March 31, 2017 compared to net proceeds during the three months ended March 31, 2016	$(116,726)
Higher increase in restricted cash during the three months ended March 31, 2017 compared to the three months ended March 31, 2016	(9,491)
Debt issuance costs paid during the three months ended March 31, 2017	(7,480)
Increase in net payments on term loan during the three months ended March 31, 2017 compared to the three months ended March 31, 2016	(429)
Decrease in net payments on secured debt facilities during the three months ended March 31, 2017 compared to the three months ended March 31, 2016	23,794
Dividends paid during the three months ended March 31, 2016	13,481
Net tax benefit from share-based compensation awards during the three months ended March 31, 2016	109
$(96,742)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2017:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2018	2019	2020	2021	2022	2023 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$929,253	$78,416	$89,562	$89,562	$89,562	$582,151	$-
TMCL IV Secured Debt Facility (2)	158,200	11,681	24,000	122,519	—	—	—
TL Revolving Credit Facility	666,856	—	—	—	666,856	—	—
TL Revolving Credit Facility II	166,437	—	—	—	166,437	—	—
TW Credit Facility	118,914	30,078	23,748	20,084	24,129	16,078	4,797
TAP Funding Revolving Credit Facility	146,700	—	146,700	—	—	—	—
TL Term Loan	385,984	31,600	31,600	322,784	—	—	—
2013-1 Bonds (3)	195,585	16,017	17,589	17,108	19,430	25,524	99,917
2014-1 Bonds (4)	228,562	18,717	20,555	19,992	22,706	29,828	116,764
Interest on obligations (5)	349,707	99,273	91,739	72,486	47,889	22,610	15,710
Interest rate swap and collar payables (6)	6,362	1,739	2,401	1,504	455	199	64
Office lease obligations	19,878	2,182	2,182	2,160	2,076	1,890	9,388
Container contracts payable	4,660	4,660	—	—	—	—	—
Total contractual obligations (7)	$3,377,098	$294,363	$450,076	$668,199	$1,039,540	$678,280	$246,640

(1)

The estimated future repayments for TMCL II before the Conversion Date were determined under the assumption that TMCL II will be required to make the principal sweep payment per the amendment date February 27, 2017 and will convert into a four-year partially note payable on the Conversion Date.

(2)

The estimated future repayments for TMCL IV before the Conversion Date were determined under the assumption that TMCL IV will be required to make the principal sweep payment per the amendment date February 27, 2017 and principal shall be payable in full to the extent of available cash beyond the Conversion Date.

(3)

The 2013-1 Bonds were fully repaid on April 20, 2017. Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $653 on the 2013-1 Bonds and are based on the 2017-1 Bonds future payment schedules (see Note 14 “Subsequent Events” to our condensed consolidated financial statements in Item 1 of this Quarterly Report on Form 6-K).

(4)

The 2014-1 Bonds were fully repaid on April 20, 2017. Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $59 on the 2014-1 Bonds and are based on the 2017-1 Bonds future payment schedules (see Note 14 “Subsequent Events” to our condensed consolidated financial statements in Item 1 of this Quarterly Report on Form 6-K).

(5)	Assuming an estimated current interest rate of London InterBank Offered Rate ("LIBOR") plus a margin, which equals an all-in interest rate of 3.22%.
(6)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.98%, for all periods, for all interest rate contracts outstanding as of March 31, 2017.

(7)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $19,177.

Off Balance Sheet Arrangements

As of March 31, 2017, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2016 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2016 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2016 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2017, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2016 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive loss.

The notional amount of the interest rate swap agreements was $1,270,430 as of March 31, 2017, with termination dates between April 15, 2017 and July 15, 2023.  Through the interest rate swap agreements, we have obtained fixed rates between 0.60% and 1.98%.  Our interest rate swap agreements had a net fair value asset and a net fair value liability of $5,973 and $3,862 as of March 31, 2017 and December 31, 2016, respectively.

The notional amount of the interest rate collar agreements was $91,031 as of March 31, 2017, with termination dates between April 15, 2019 and June 15, 2023. The net fair value liability of these agreements was $67 and $250 as of March 31, 2017 and December 31, 2016, respectively.

The notional amount of the interest rate cap agreements was $487,000 as of March 31, 2017, with termination dates between April 15, 2017 and December 15, 2019.

Based on the debt balances and derivative instruments as of March 31, 2017, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $20,771, an increase in interest expense of $7,483 and a decrease in realized losses on interest rate swaps, collars and caps, net of $3,372.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2017, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2016 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2016 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer